                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*


                   Integrated Packaging Assembly Corporation
                   -----------------------------------------
                               (Name of Issuer)


                   Common Stock, $0.001 Par Value Per Share
                   ----------------------------------------
                        (Title of Class of Securities)


                                   457989101
                                   ---------
                                (CUSIP Number)

                                  Calvin Lee
                   Orient Semiconductor Electronics, Limited
                      12-2 Nei Huan South RD. N.E.P.Z.
                                Kaohsiung 81120
                                  Taiwan, ROC
                                 886-7-3613131
                                 -------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                April 29, 1999
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


CUSIP No. 457989101
-------------------
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1   NAME OF REPORTING PERSON

Orient Semiconductor Electronics, Limited


S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [_]          (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)       [_]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan, ROC

NUMBER OF         7   SOLE VOTING POWER
SHARES                   54,995,082
BENEFICIALLY
OWNED BY          8   SHARED VOTING POWER
EACH                        -0-
REPORTING
PERSON            9   SOLE DISPOSITIVE POWER
                         54,995,082

                 10  SHARED DISPOSITIVE POWER
                             -0-

                                     2 of 9
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,995,082 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.4%

14   TYPE OF REPORTING PERSON

CO


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ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Integrated Packaging Assembly Corporation, a
Delaware corporation ("IPAC").   The principal executive offices of IPAC are
located at 2221 Old Oakland Road, San Jose, California 95131.

ITEM 2.   IDENTITY AND BACKGROUND

   (a) The name of the person filing this statement is Orient Semiconductor Electronics, Limited, a Taiwanese corporation ("OSE") traded on the Taiwan Stock Exchange. OSE is one of the leading integrated circuit packaging and contract electronic manufacturing companies in the world providing services to original equipment manufacturers and brand name companies for electronic products.

   (b) The address of the principal office and principal business of OSE is 12-2 Nei Huan South RD. N.E.P.Z. Kaohsiung 81120 Taiwan, ROC.

   (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of OSE's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

   (d) During the past five years, neither OSE nor, to OSE's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the past five years, neither OSE nor, to OSE's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

   (f) All of the directors and executive officers of OSE named in Schedule I to this Schedule 13D are citizens of Taiwan, ROC, except for Edward S. Duh who is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase by OSE was made from working capital, and the amount of funds used was $6,800,000.

ITEM 4.   PURPOSE OF TRANSACTION

   (a) - (b) Pursuant to a Stock Purchase Agreement dated as of April 29, 1999 (the "Purchase Agreement"), OSE purchased 4,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred") for investment purposes. Each share of Series A Preferred is convertible into 13.74877050 shares of Common Stock, and all of the shares of Series A Preferred issued to OSE are convertible into an aggregate of 54,995,082 shares of Common Stock, representing 79.4% of all outstanding shares of Common Stock. The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Schedule 13D as
   Exhibit 99.1.

   As an inducement to enter into the Purchase Agreement, OSE and IPAC entered into a Right of First Refusal Agreement dated as of April 29, 1999 (the "Right of First Refusal") which provides OSE and the holders of Common Stock with the right to purchase a pro rata share of securities issued by IPAC subsequent to the date of the Purchase Agreement, if any. Such right expires on October 29, 1999 as to the holders of Common Stock and upon closing of a change of control event as to OSE. The description contained in this Item 4 of the transactions contemplated by the Right of First Refusal is qualified in its entirety by reference to the full text of the Right of First Refusal, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

   (c)  Not applicable.

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   (d) In connection with the Purchase Agreement, all of the members of the
   Board of Directors of IPAC have tendered their resignations, except Patrick Verderico who remains a member of the Board of Directors. In addition to Mr. Verderico, the new Board of Directors consists of three representatives of OSE and one outside independent director. Representing OSE are Calvin Lee, President of OSE, Edward S. Duh, Vice-President of OSE, and Edmond Tseng, President of OSE, Inc. (USA). The independent outside director is Donald W. Brooks, CO-CEO of UMC Group (USA).

   (e) As contemplated by the Purchase Agreement, the Board of Directors of IPAC designated 4,000,000 shares of preferred stock as Series A Preferred with rights and privileges as set forth in the Certificate of Designation of Series A Convertible Preferred Stock as filed with the State of Delaware on April 29, 1999 (the "Certificate of Designation"). The description contained in this Item 4 of the transactions contemplated by the Certificate of Designation is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

   (f) Not applicable.

   (g) The Certificate of Designation sets forth the rights and privileges of Series A Preferred.

   (h) Not applicable.

   (i) Not applicable.

   (j) Other than as described above, OSE currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) -
   (i) of Schedule 13D (although OSE reserves the right to develop and adopt such plans in the future).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

   (a) - (b) OSE has sole power to vote or to direct the vote or to dispose or direct the disposition of an aggregate of 54,995,082 shares of Common Stock into which 4,000,000 shares of Series A Preferred are convertible in accordance with the rights and privileges set forth in the Certificate of Designation. Such shares constitute 79.4% of the issued and outstanding shares of Common Stock as of April 29, 1999.

   OSE believes that no shares of Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D.

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   (c) OSE has not effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

   (d)  Not applicable.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to OSE's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IPAC , including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                      DESCRIPTION
                                 -----------

     99.1 Stock Purchase Agreement dated as of April 29, 1999, by and between Integrated Packaging Assembly Corporation, a Delaware corporation, and Orient Semiconductor Electronics, Limited, a Taiwanese corporation.

     99.2 Right of First Refusal Agreement dated as of April 29, 1999, by and between Integrated Packaging Assembly Corporation, a Delaware corporation, and Orient Semiconductor Electronics, Limited, a Taiwanese corporation.

     99.3    Certificate of Designation of Series A Convertible Preferred Stock.

                                     6 of 9
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 7, 1999           ORIENT SEMICONDUCTOR ELECTRONICS, LIMITED

                             By: /s/ Calvin Lee
                             ------------------

                                     Calvin Lee
                                      President




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                                  SCHEDULE I

 EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ORIENT SEMICONDUCTOR ELECTRONICS,
                                    LIMITED

NAME                  PRINCIPAL OCCUPATION OR EMPLOYMENT
----                  ----------------------------------

Mei-Shou Duh Yang     Director, Chairman of the Board,
                      Orient Semiconductor Electronics, Limited

Eugene C.Y. Duh       Director, Orient Semiconductor Electronics, Limited

Edward S. Duh         Director and Vice President, Orient Semiconductor
                      Electronics, Limited

Ping-Ping Chang Chao  Director, Orient Semiconductor Electronics, Limited

Kwan-Fen Wang Chen    Director, Orient Semiconductor Electronics, Limited

Teng-Kung, Liu        Director, Orient Semiconductor Electronics, Limited

Calivn Lee            Director and President, Orient Semiconductor Electronics,
                      Limited

Hui-Mei Tsai          Supervisor, Orient Semiconductor Electronics, Limited

Hsaio Fen, Ku         Supervisor, Orient Semiconductor Electronics, Limited

A-Mei Chen            Vice-President, Orient Semiconductor Electronics, Limited

Yin-Hsing Chiang      Vice-President, Orient Semiconductor Electronics, Limited


All individuals named in the above table are employed by Orient Semiconductor Electronics, Limited. The address of Orient Semiconductor Electronics, Limited principal executive office is 12-2 Nei Huan South RD. N.E.P.Z. Kaohsiung 81120 Taiwan, ROC.

                                     8 of 9
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                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
EXHIBIT NO.     DESCRIPTION                                                               PAGE
                -----------                                                               ----
99.1            Stock Purchase Agreement dated as of April 29, 1999,
                by and between Integrated Packaging Assembly Corporation, a
                Delaware corporation, and Orient Semiconductor Electronics, Limited, a Taiwanese corporation

99.2            Right of First Refusal Agreement dated as of April 29, 1999, by and between Integrated Packaging Assembly Corporation, a
                Delaware corporation, and Orient Semiconductor Electronics, Limited, a Taiwanese corporation

99.3            Certificate of Designation of Series A Convertible Preferred Stock

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